EXHIBIT 12

F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

Year Ended December 31	2009	2008	2007	2006	2005

Earnings:
Income before income taxes	$50,380	$42,832	$98,139	$97,186	$77,105
Fixed charges, excluding interest on deposits	41,565	48,321	51,510	48,839	44,468
Less: Preferred stock dividends	(4,085)	—	—	—	—

Subtotal	87,860	91,153	149,649	146,025	121,573
Interest on deposits	85,699	111,568	124,276	106,679	66,112

Total	$173,559	$202,721	$273,925	$252,704	$187,685

Fixed charges:
Interest on borrowed funds	$35,480	$46,421	$49,777	$46,906	$42,668
Interest component of rental expense	2,000	1,900	1,733	1,933	1,800
Preferred stock dividends	4,085	—	—	—	—

Subtotal	41,565	48,321	51,510	48,839	44,468
Interest on deposits	85,699	111,568	124,276	106,679	66,112

Total	$127,264	$159,889	$175,786	$155,518	$110,580

Ratio of earnings to fixed charges:
Excluding interest on deposits	2.24x	1.89x	2.91x	2.99x	2.73x
Including interest on deposits	1.38x	1.27x	1.56x	1.62x	1.70x
Ratio of earnings to fixed charges and preferred stock dividends: Excluding interest on deposits	2.11x	1.89x	2.91x	2.99x	2.73x
Including interest on deposits	1.36x	1.27x	1.56x	1.62x	1.70x

128